Firstbank Corporation
311 Woodworth Avenue
Alma, Michigan  48801

June 1, 2012

Via Edgar

Mr. Michael Clampitt
Senior Counsel
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:         Firstbank Corporation
Amendment No. 2 to the Registration Statement on Form S-1
Filed May 17, 2012
File No. 333-180773

Dear Mr. Clampitt:

We have reviewed the comment in your letter dated May 31, 2012, with respect to Firstbank Corporation ("Firstbank" or "the Company" or "we" or "us") and the Registration Statement on Form S-1 referenced above.

  Our response to the comment appears below.  For your convenience, we have copied your comment immediately preceding our response.

Prospectus Cover Page

1.
Once you have named your underwriter(s), please provide a brief description of the underwriting arrangements.  For example, describe whether the underwriters may be required to purchase any specific number or dollar amount of securities in certain circumstances.  Refer to Item 501(b)(8) of Regulation S-K.

RESPONSE: We have revised the Prospectus and Prospectus Supplement cover pages to disclose the firm commitment underwriting procedure.

The Offering, page S-2

2.
We note that you have indicated you will bid in the offering.  Please revise your summary to disclose the current capital ratios, for the Company and the Bank, and your anticipated capital ratios assuming your bid is successful.

Securities and Exchange Commission
June 1, 2012

RESPONSE: We have revised the summary to disclose current capital ratios for the Company and its subsidiary banks and the anticipated capital ratios for both the minimum bid price and the par value of the Preferred Shares, assuming our bid is successful.

In addition, to the revisions described above, Amendment No. 3 contains disclosures regarding a minimum bid price, additional information about how the bid price will be determined, and a requirement that if bids are received for less than 100% of the Preferred Shares, then Treasury must sell all of its shares if it decides to sell any of its shares.

* * * * *

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review and comments. If you have any questions, please do not hesitate to call me at (989) 466-7325 or our legal counsel Harvey Koning at Varnum LLP telephone (616) 336-6588.

Very truly yours,
FIRSTBANK CORPORATION

\s\ Samuel G. Stone
Samuel G. Stone
Executive Vice President and
Chief Financial Officer

cc:	Harvey Koning, Varnum LLP